Exhibit 99.3

GILAT SATELLITE NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Amiram Boehm, Doron Kerbel and Gil Benyamini, or any of them, attorneys or attorney-in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present, held of record in the name of the undersigned at the close of business on April 4, 2024, at the Annual General Meeting of Shareholders of the Company to be held on May 2, 2024 at 3:00 p.m. Israel time at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, and at any adjournment or adjournments thereof (the “Meeting”), hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged).

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

May 2, 2024
Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PROPOSALS UNDER ITEMS 1, 2, 3, 4 AND 5.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for each of Item No. 2, 3 and 4 is deemed to confirm to the Company that such shareholder does not have a “Personal Interest” in such Item and is not a “Controlling Shareholder” (as such terms are defined under the Israeli Companies Law, 5759-1999), unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on May 1, 2024, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

For information regarding the definitions of “Personal Interest” and “Controlling Shareholder,” please see the explanation in the Notice of Annual General Meeting of Shareholders and in the Proxy Statement.

(1)	To re-elect five members of the Board of Directors until our next annual general meeting of shareholders and until their successors have been duly elected and qualified

FOR	AGAINST	ABSTAIN
a.	Amiram Boehm (re-elect)	☐	☐	☐
b.	Aylon (Lony) Rafaeli (re-elect)	☐	☐	☐
c.	Dafna Sharir (re-elect)	☐	☐	☐
d.	Ronit Zalman Malach (re-elect)	☐	☐	☐
e.	Amir Ofek (re-elect)	☐	☐	☐

(2)	To re-elect Mr. Amikam (Ami) Shafran to serve as an external director for an additional three-year term.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(3)	Subject to his election pursuant to Item No. 2, to approve a grant of options to Mr. Shafran, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(4)	a.	To approve an amendment to the terms of compensation of Mr. Adi Sfadia, the Company’s Chief Executive Officer, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

b.	To approve the 2024, 2025, and 2026 Bonus Plan for Mr. Adi Sfadia, the Company’s Chief Executive Officer, as described in the Proxy Statement and Annex A.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(5)
To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to account’s registered name(s) may not be submitted via this method. ☐

Signature of Shareholder ______________ Date _____________ Signature of Shareholder_________________ Date _____________

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

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